Rod. Campinas Mogi-Mirim, km 2,5 Campinas . SP . Brasil . 13088-900 Telefone: (19) 3756-8018 cpfl@cpfl.com.br www.cpfl.com.br

Letter 00034/2010/P
Campinas, October 20, 2010

VIA EDGAR TRANSMISSION

H. Christopher Owings

Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631
Fax: (703) 813-6968

Re:	CPFL Energia S.A.
Form 20-F for the Fiscal Year Ended December 31, 2009
Filed April 5, 2010
File No. 001-32297

Response to Staff Comment Letter dated September 21, 2010

Dear Mr. Owings:

We refer to the comment letter from the staff of the United States Securities and Exchange Commission (the “Staff”) dated September 21, 2010, received by CPFL Energia S.A. (the “Company”) on October 1, 2010, concerning the Company’s annual report on Form 20-F filed with the SEC on April 5, 2010 (the “Form 20-F”).  This letter provides the Company’s responses to the Staff’s comments mentioned in your letter.  For your convenience, we have reproduced below in italics the Staff’s comments numbered 1 and 2 and have provided responses immediately below such comments.  All page numbers referred to herein are to the Form 20-F.

SEC Comment No. 1.

Results of Operations, page 52

1.
We note from your segment disclosures provided in Note 28 on page F-63 that your segments appear to produce widely varying levels of operating profit and net income from each of your electric distribution, generation and commercialization segments.  In light of these differences in the profitability and behavior of your segments, it appears that in order for an investor to fully understand your business and results of operations you should expand your disclosure in Management’s Discussion and Analysis to include a discussion of your results of operations for each individual segment.  Such discussion should explain the underlying drivers behind changes in the results of each segment’s operations.  In future filings please ensure your revised disclosures address current trends in segment operations and whether such trends are expected to continue.  Please show us what your revised

Rod. Campinas Mogi-Mirim, km 2,5 Campinas . SP . Brasil . 13088-900 Telefone: (19) 3756-8018 cpfl@cpfl.com.br www.cpfl.com.br disclosures will look like.  In addition, when you identify more than one reason for changes in the various line items in your financial statements, please quantify the changes to the greatest extent possible.  Please refer to Item 5 of Form 20-F, Item 303(a)(3) of Regulation S-K and our Release No. 33-8350 available at our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response to Comment No. 1.

The Company notes the Staff’s comment and will, in future filings, comply with the Staff’s comment.  The Company proposes to revise its disclosure in future filings so as to be similar in scope and level of detail to the disclosures of segment results described under “Results of Operations — 2009 compared to 2008” in the attached document.

SEC Comment No. 2.

Exhibits

2.
We note that the signature blocks on the certifications filed as Exhibits 12.1, 12.2, 13.1 and 13.2 all indicate that they were signed by Wilson Ferreira Junior in his capacity as Chief Executive Officer.  Please confirm whether Mr. Ferreira also signed the respective exhibits in his capacity as Chief Financial Officer.

Response to Comment No. 2.

In response to the Staff’s comment, the Company confirms that Mr. Ferreira is the Chief Executive Officer and the interim Chief Financial Officer of the Company and signed exhibits 12.1, 12.2, 13.1 and 13.2 in his capacity as both Chief Executive Officer and Chief Financial Officer.  Please see the disclosure on page 69 of the Form 20-F.

*  *  *  *

Rod. Campinas Mogi-Mirim, km 2,5 Campinas . SP . Brasil . 13088-900 Telefone: (19) 3756-8018 cpfl@cpfl.com.br www.cpfl.com.br

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NOTICES AND ORDERS

We request that all notices and orders issued by the Commission in connection with this letter and the Form 20-F at any time be directed to the following:

Wilson Ferreira Junior
CPFL Energia S.A.
Rua Gomes de Carvalho, 1510, 14º andar, cj. 1402
04547-005 São Paulo, São Paulo, Brazil
Tel: 55.19.3756.8704
Fax: 55.19.3756.8075

Copies of notices and orders should be directed to:

Robert Ellison
Shearman & Sterling LLP
Av. Brigadeiro Faria Lima, 3400, 17º andar
04538-132 São Paulo, São Paulo, Brazil
Tel: 55.11.3702.2200
Fax: 55.11.3702.2224

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Mr. Ellison at Shearman & Sterling LLP at +55-11-3702-2200.

Sincerely,

/s/ Wilson Ferreira Junior
CPFL Energia S.A.
Name: Wilson Ferreira Junior
Title: Chief Executive Officer and Acting Chief Financial Officer

cc:	Sondra Snyder, Staff Accountant, Division of Corporation Finance
Andrew Blume, Staff Accountant, Division of Corporation Finance
Chris Chase, Staff Accountant, Division of Corporation Finance

Securities and Exchange Commission